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February ●, 2005

By EDGAR

Ms. Pamela Ann Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-4
Washington, DC 20549-0404

RE: Response to Comment of the Staff of the Securities and
Exchange Commission to the Registration Statement on
Form F-4 of Ainsworth Lumber Co. Ltd.

Dear Ms. Long:

Set forth below is the response of Ainsworth Lumber Co. Ltd., a corporation organized under the laws of British Columbia (the "Company"), to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated October 29, 2004 (the "Comment Letter") with respect to the registration statement on Form F-4 (the "Registration Statement") filed with the Commission on October 19, 2004 via EDGAR, relating to the Company's offer to exchange all of its outstanding 7¼% Senior Notes due October 1, 2012 (US$275,000,000 aggregate principal amount) and Senior Floating Rate Notes due October 1, 2010 (US$175,000,000 aggregate principal amount) for an equal aggregate principal amount, in each case, of 7¼% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010 which have, in each case, been registered under the Securities Act of 1933, as amended.

Ms. Pamela Ann Long
Securities and Exchange Commission
February ●, 2005
Page 2

For the convenience of the Staff, we have included the text of the comment contained in the Comment Letter, followed immediately by the Company's response thereto.

Staff Comment

We note your statement on page 81 that you intend to complete the exchange offer within forty-five days of the effective date of your registration statement, and that on page 83 you reserve the option to extend the expiration date for an indeterminate period. Please revise your Item 22 undertakings to include the information Item 512(a) of Regulation S-K requires for a Rule 415 offering. See rule 415(a)(1)(ix).

Response of the Company

We have revised our Item 22 undertakings to include the information required by Item 512(a) of Regulation S-K for a Rule 415 offering. We have also added disclosure to Part I of the Registration Statement that will allow us to incorporate subsequently filed documents by reference into the Registration Statement. Attached to this letter please find a marked copy of pre-effective Amendment No. 1 to the Registration Statement, which reflects these changes.

*   *   *

Please telephone the undersigned or Christopher W. Morgan at (416) 777-4700 if you have any questions or need any additional information.

Yours very truly,

Robert Normandeau

cc: Matt Franker
                (Securities and Exchange Commission)
        Brian Ainsworth
        Catherine Ainsworth
        Robert Allen
                (Ainsworth Lumber Co. Ltd.)
        William F. Sirett, Esq.
        G. Eric Doherty, Esq.
                (Borden Ladner Gervais LLP)
        Christopher W. Morgan, Esq.
                (Skadden, Arps, Slate, Meagher & Flom LLP)